SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 13E-3 (section240.13E-3) THEREUNDER)


                                  REXEL, INC.
                                (NAME OF ISSUER)

                                   REXEL, INC.
                                FRANCOIS PINAULT

                            S.C.A. FINANCIERE PINAULT
                                   REXEL S.A.
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   969207109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PIERRE CHAREYRE, REXEL S.A.,
                                 25 RUE DE CLICHY
                               75009 PARIS, FRANCE
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                WITH COPIES TO:
 JEAN-FRANCOIS CARRERAS, ESQ.                                JOEL A. ADLER, ESQ.
 SOKOLOW, DUNAUD, MERCADIER &                            MCDERMOTT, WILL & EMERY
           CARRERAS                                        50 ROCKEFELLER PLAZA
     50 ROCKEFELLER PLAZA                               NEW YORK, NY  10020-1605
   NEW YORK, NY 10020-1605                                    (212) 547-5400
        (212) 547-5584

     DAVID A. KATZ, ESQ.           JOHN HOYNS, ESQ.        PAUL T. SCHNELL, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ HUGHES HUBBARD & REED LLP  SKADDEN, ARPS, SLATE,
      51 W. 52ND STREET            ONE BATTERY PARK PLAZA     MEAGHER & FLOM LLP
      NEW YORK, NY 10019             NEW YORK, NY 10004        919 THIRD AVENUE
        (212) 403-1309                 (212) 837-6762    NEW YORK, NY 10022-3897
                                                                  (212) 735-3000

     This statement is filed in connection with (check the appropriate box):
     a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.  / /  A tender offer.
     d.  / /  None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                                  INTRODUCTION

   This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by this Amendment No. 1, the "Schedule 13E-3") is being filed by
(i) Rexel, Inc., a New York corporation (the "Company"), (ii) Francois Pinault,
(iii) S.C.A. Financiere Pinault, (iv) Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and (v) International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("ITD"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the proposed merger (the "Merger") of ITD with and into the Company pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of October 17, 1997 among ITD, Parent and the Company (the "Merger Agreement"), a copy of which constituted Exhibit (c)(1) to this Schedule 13E-3. At the effective time of the Merger, (a) ITD shall be merged with and into the Company, with the Company as the surviving corporation, and (b) each share of common stock, par value $1.00 per share ("Shares"), of the Company (other than Shares owned directly or indirectly by Parent or ITD, Shares held in the treasury of the Company or Shares, if any, held by dissenting shareholders who perfect appraisal rights) shall be converted into the right to receive $22.50 per share in cash. The Merger is the second and final step in the acquisition of the outstanding Shares of the Company by Parent and ITD pursuant to the transactions contemplated by the Merger Agreement. The first step was a tender offer by ITD pursuant to which ITD offered to purchase all issued and outstanding Shares, not already owned by Parent or ITD, for $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which consti-tuted Exhibits (d)(1) and (d)(2), respectively, to this Schedule 13E-3. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn not less than 6,760,905 Shares pursuant to the Offer.

   The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by law, the approval and adoption of the Merger Agreement by the requisite vote of shareholders of the Company. However, if ITD acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company, Parent and ITD will be able to cause the Merger to become effective without the approval of the Company shareholders.

   The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Information Statement subject to Regulation 14C filed by the Company with the SEC (the "Information Statement") on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Information Statement and the exhibits thereto.


                             CROSS REFERENCE SHEET
                                                   WHERE
 ITEM IN                                        LOCATED IN
SCHEDULE 13E-3                             INFORMATION STATEMENT
Item 1(a) . . . . . . . . . .  Cover Page
                               Introduction
Item 1(b) . . . . . . . . . .  Cover Page
                               Introduction
Item 1(c) . . . . . . . . . .  Price Range of Shares; Dividends
Item 1(d) . . . . . . . . . .  Price Range of Shares; Dividends
Item 1(e) . . . . . . . . . .  Not Applicable
Item 1(f) . . . . . . . . . .  Special Factors-Interests of Certain Persons
                               in the Merger; Beneficial Ownership of Shares
Item 2(a-d & g) . . . . . . .  Introduction
                               Certain Information Concerning Parent and ITD Exhibit A
Item 2(e-f) . . . . . . . . .  Not Applicable
Item 3(a-b) . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Interests of Certain Persons
                               in the Merger; Related Party Transactions
Item 4  . . . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Rights of Shareholders in the Merger; Appraisal Rights
                               Special Factors-The Merger Agreement
                               Certain Legal Matters and Regulatory Approvals
Item 5  . . . . . . . . . . .  Special Factors-Purpose and Structure of the
                               Merger; Reasons of Parent and ITD for the
                               Merger
                               Special Factors-Plans for the Company; Certain Effects of the Merger
Item 6(a-c) . . . . . . . . .  Financing of the Merger
                               Fees and Expenses
Item 7  . . . . . . . . . . .  Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Special Factors-Purpose and Structure of the
                               Merger; Reasons of Parent and ITD for the
                               Merger
                               Special Factors-Plans for the Company; Certain Effects of the Merger
                               Certain Federal Income Tax Consequences
                               Effect of the Merger on the Market for the
                               Shares; The New York Stock Exchange, The
                               Pacific Stock Exchange and Exchange Act
                               Registration
Item 8  . . . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Special Factors-Purpose and Structure of the
                               Merger; Reasons of Parent and ITD for the
                               Merger
                               Special Factors-Plans for the Company; Certain Effects of the Merger
Item 9  . . . . . . . . . . .  Special Factors-Background of the Merger
                               Special Factors-Recommendation of the Company Board; Fairness of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Exhibit B
Item 10(a-b)  . . . . . . . .  Special Factors-Interests of Certain Persons
                               in the Merger; Beneficial Ownership of Shares
Item 11 . . . . . . . . . . .  Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Special Factors-Purpose and Structure of the
                               Merger; Reasons of Parent and ITD for the
                               Merger
                               Special Factors-Plans for the Company; Certain Effects of the Merger
                               Special Factors-The Merger Agreement
                               Special Factors-Interests of Certain Persons
                               in the Merger; Beneficial Ownership of Shares Certain Information Concerning Parent and ITD
Item 12 . . . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Special Factors-Recommendation of the Company Board; Fairness of the Merger
                               Special Factors-Plans for the Company; Certain Effects of the Merger
                               Special Factors-Interests of Certain Persons
                               in the Offer and the Merger
Item 13 . . . . . . . . . . .  Special Factors-Rights of Shareholders in the
                               Merger; Appraisal Rights
                               Special Factors-The Merger Agreement
                               Exhibit C
Item 14 . . . . . . . . . . .  Certain Information Concerning the Company
Item 15(a)  . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
Item 15(b)  . . . . . . . . .  Introduction
                               Special Factors-Background of the Merger
                               Special Factors-Position of Parent and ITD
                               Regarding Fairness of the Merger
                               Special Factors-Recommendation of the Company Board; Fairness of the Merger
                               Fees and Expenses
Item 16 . . . . . . . . . . .  Preliminary Information Statement in its
                               Entirety
Item 17 . . . . . . . . . . .  Separately filed with this Schedule 13E-3

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

Item 1 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(b) The information set forth on the cover page of the Information Statement and in the Information Statement under "INTRODUCTION" is incorporated herein by reference.

   (c)-(d) No dividends have been paid on the Shares during the past two years. The information set forth in the Information Statement under "PRICE RANGE OF SHARES; DIVIDENDS" is incorporated herein by reference.

   (f) The information set forth in the Information Statement under "SPECIAL FACTORS-Interests of Certain Persons in the Merger; Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(d) and (g) This Schedule 13E-3 is being filed by the Company, Francois Pinault, S.C.A. Financiere Pinault, Parent and ITD (the Company being the issuer). The information concerning the name, state or other place of organiza-tion, principal business and address of the principal office of each filing person and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of each filing person is set forth under "INTRODUCTION," "CERTAIN INFORMATION CONCERNING PARENT AND ITD" and Exhibit A of the Information Statement and is incorporated herein by reference.

   (e)-(f) During the last five years, no filing person and, to the best knowledge of each filing person, none of the persons listed in Exhibit A of the Information Statement has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Item 3(a) of the Schedule 13E-3 is hereby supplemented as follows:

   (a) The information set forth in the Information Statement under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger" and "SPECIAL FACTORS-Interests of Certain Persons in the Merger; Related Party Transactions" is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule 13E-3 is hereby supplemented as follows:

   (a) The information set forth in the Information Statement on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Rights of Shareholders in the Merger; Appraisal Rights," "SPECIAL FACTORS-The Merger Agreement" and "CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS" is incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Item 5 of the Schedule 13E-3 is hereby supplemented as follows:

   The information set forth in the Information Statement under "SPECIAL FACTORS-Purpose and Structure of the Merger; Reasons of Parent and ITD for the Merger," "SPECIAL FACTORS-Plans for the Company; Certain Effects of the Merger" is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 6 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(c) The information set forth in the Information Statement under "FINANCING OF THE MERGER" and "FEES AND EXPENSES" is incorporated herein by reference.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Item 7 of the Schedule 13E-3 is hereby supplemented as follows:

   The information set forth in the Information Statement under "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger," "SPECIAL FACTORS-Purpose and Structure of the Merger; Reasons of Parent and ITD for the Merger," "SPECIAL FACTORS-Plans for the Company; Certain Effects of the Merger," "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" and "EFFECT OF THE MERGER ON THE MARKET FOR THE SHARES; THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE AND EXCHANGE ACT REGISTRATION" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

Item 8 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(e) The information set forth in the Information Statement under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger" and "SPECIAL FACTORS-Purpose and Structure of the Merger; Reasons of Parent and ITD for the Merger," "SPECIAL FACTORS-Plans for the Company; Certain Effects of the Merger" is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item 9 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(c) The information set forth in the Information Statement under "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Recommendation of the Company Board; Fairness of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger" and in Exhibit B is incorporated herein by reference. The opinion of Wasserstein Perrella & Co., Inc. is attached to the Information Statement as Exhibit B.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

Item 10 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(b) The information set forth in the Information Statement under "SPECIAL FACTORS-Interests of Certain Persons in the Merger; Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

Item 11 of the Schedule 13E-3 is hereby supplemented as follows:

   The information set forth in the Information Statement under "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger," "SPECIAL FACTORS-Purpose and Structure of the Merger-Reasons of Parent and ITD for the Merger," "SPECIAL FACTORS-Plans for the Company; Certain Effects of the Merger," "SPECIAL FACTORS-The Merger Agreement," "SPECIAL FACTORS-Interests of Certain Persons in the Merger; Beneficial Ownership of Shares" and "CERTAIN INFORMATION CONCERNING PARENT AND ITD" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

Item 12 of the Schedule 13E-3 is hereby supplemented as follows:

   (a)-(b) The information set forth in the Information Statement under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger," "SPECIAL FACTORS-Recommendation of the Company Board; Fairness of the Merger," "SPECIAL FACTORS-Plans for the Company; Certain Effects of the Merger" and "SPECIAL FACTORS-Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

Item 13 of the Schedule 13E-3 is hereby supplemented as follows:

   (a) The information set forth in the Information Statement under "SPECIAL FACTORS-Rights of Shareholders in the Merger; Appraisal Rights," "SPECIAL FACTORS-The Merger Agreement" and in Exhibit C is incorporated herein by reference.

ITEM 14.   FINANCIAL INFORMATION.

Item 14 of the Schedule 13E-3 is hereby supplemented as follows:

   (a) The information set forth in the Information Statement under "CERTAIN INFORMATION CONCERNING THE COMPANY" is incorporated herein by reference.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

Item 15 of the Schedule 13E-3 is hereby supplemented as follows:

   (a) The information set forth in the Information Statement under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger" and "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger" is incorporated herein by reference.

   (b) The information set forth in the Information Statement under "INTRODUCTION," "SPECIAL FACTORS-Background of the Merger," "SPECIAL FACTORS-Position of Parent and ITD Regarding Fairness of the Merger," "SPECIAL FACTORS-Recommendation of the Company Board; Fairness of the Merger" and "FEES AND EXPENSES" is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

Item 16 of the Schedule 13E-3 is hereby supplemented as follows:

   The information set forth in the Information Statement is incorporated herein by reference in its entirety.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

Item 17 of the Schedule 13E-3 is hereby supplemented as follows:

   (d)(15) Preliminary Information Statement subject to Regulation 14C (incorporated by reference to the Information Statement under Schedule 14C filed by the Company on the date hereof).




                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


November 13, 1997



REXEL S.A.                         INTERNATIONAL TECHNICAL
                                    DISTRIBUTORS, INC.

By:    /s/ Alain Redheuil          By:       /s/ Alain Redheuil
Name:  Alain Redheuil              Name:   Alain Redheuil
Title: Chairman & CEO              Title:  President




S.C.A. Financiere Pinault


By:  /s/ Francois Pinault          /s/ Francois Pinault
Name:   Francois Pinault           Francois Pinault
Title:  Managing General Partner





                    REXEL, INC.

                    By:   /s/ Gilles Guinchard
                         Name:  Gilles Guinchard
                         Title: President & CEO


                                 EXHIBIT INDEX

 EXHIBIT NO.      DESCRIPTION


   (d)(15) Preliminary Information Statement subject to Regulation 14C (incorporated by reference to the Information Statement under Schedule 14C filed by the Company on the date hereof).